UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, California 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		864,697*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

864,697*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

864,697*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

2

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		47,383
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

47,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,080*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,080*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

4

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,080*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,080*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

5

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,180*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,180*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

6

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,180*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,180*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

7

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,180*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,180*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

8

CUSIP No. 371532102

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 577,697 Shares owned directly by Legion Partners I is approximately $25,969,250, including brokerage commissions. The aggregate purchase price of the 287,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $9,130,271, including brokerage commissions. The aggregate purchase price of the 47,383 Shares owned directly by Legion Partners II is approximately $1,791,659, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,612, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,607,170 Shares outstanding as of November 26, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

A.	Legion Partners I
(a)	As of the close of business on March 11, 2022, Legion Partners I beneficially owned 864,697 Shares, including 287,000 Shares underlying certain call options.

Percentage: 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 864,697
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 864,697

(c)	The transactions in the Shares by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on March 11, 2022, Legion Partners II beneficially owned 47,383 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 47,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 47,383

9

CUSIP No. 371532102

(c)	The transactions in the Shares by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,080

(c)	Legion Partners GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,080

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on March 11, 2022, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: 6.2%

10

CUSIP No. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,180

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I, (ii) 47,383 Shares owned by Legion Partners II and (iii) 100 Shares owned by Legion Partners Holdings.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,180

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has purchased in the over-the-counter market American-style call options referencing an aggregate of 287,000 Shares, which have a strike price of $40.00 and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 28,300 Shares, which have an exercise price of $70 per Share and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 1,500 Shares, which have an exercise price of $70 per Share and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

11

CUSIP No. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2022

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

12

CUSIP No. 371532102

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

13

CUSIP No. 371532102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Legion Partners, L.P. I

Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	12,200	2.7915	01/21/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	71,100	2.9000	01/21/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	14,300	3.4834	02/23/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	36,100	3.2101	02/24/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	900	3.5000	02/28/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	36,600	3.4990	03/01/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	19,100	3.4811	03/03/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	11,900	3.5000	03/04/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	12,100	3.4688	03/07/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	6,400	3.5000	03/08/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	67,500	3.7435	03/09/2022
Sale of March 2022 Call Option ($40.00 Strike Price)[2]	(287,000)	30.8000	03/10/2022
Purchase of June 2022 Call Option ($40.00 Strike Price)[3]	287,000	31.8000	03/10/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[4]	(5,500)	9.2000	03/10/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[4]	(22,800)	9.4450	03/11/2022

CUSIP No. 371532102

Legion Partners, L.P. II

Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	700	2.7915	01/21/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	3,900	2.9000	01/21/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	800	3.4834	02/23/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	2,000	3.2101	02/24/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	2,000	3.4990	03/01/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	1,000	3.4811	03/03/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	700	3.5000	03/04/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	700	3.4688	03/07/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	300	3.5000	03/08/2022
Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	3,700	3.7435	03/09/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[4]	(300)	9.2000	03/10/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[4]	(1,200)	9.4450	03/11/2022

_______________

1 Represents shares underlying American-style call options bought to cover a short position in the over-the-counter market with an expiration date of March 18, 2022.

2 Represents shares underlying American-style call options sold in the over-the-counter market with an expiration date of March 18, 2022.

3 Represents shares underlying American-style call options bought in the over-the-counter market with an expiration date of June 17, 2022.

4 Represents shares underlying American-style call options sold short in the over-the-counter market with an expiration date of June 17, 2022.